        FILE NO. 70-9755

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 9

(AMENDMENT NO. 13)

TO FORM U-1

APPLICATION/DECLARATION

UNDER

THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Northeast Utilities	Holyoke Water Power Company
Western Massachusetts Electric Company	107 Selden Street
One Federal Street, Building 111-4	Berlin, CT 06037
Springfield, MA 01105

The Connecticut Light and Power Company	Public Service Company
NU Enterprises, Inc.	of New Hampshire
Northeast Generation Services Company	North Atlantic Energy Corporation
E. S. Boulos Company	Energy Park
Woods Network Services, Inc.	780 North Commercial Street
Woods Electrical Co., Inc.	Manchester, NH 03101
Northeast Generation Company
Select Energy, Inc.	Select Energy Services, Inc.
Select Energy New York, Inc.	24 Prime Parkway
Mode 1 Communications, Inc.	Natick, MA 01760
Northeast Utilities Service Company
107 Selden Street Berlin, CT 06037

Yankee Energy System, Inc.	The Rocky River Realty Company
Yankee Gas Services Company	The Quinnehtuk Company
Yankee Energy Financial Services Company	Northeast Nuclear Energy Company
NorConn Properties, Inc. Yankee Energy Services Company 107 Selden Street Berlin, CT 06037	Properties, Inc. 107 Selden Street Berlin, CT 06037

(Name of companies filing this statement and addresses of principal executive offices)

NORTHEAST UTILITIES

(Name of top registered holding company)

Gregory B. Butler, Esq.

Senior Vice President, Secretary and General Counsel

Northeast Utilities Service Company

P.O. Box 270

Hartford, CT 06141-0270

(860) 665-3181

 (Name and address of agent for service)

The Commission is requested to mail signed copies of all orders, notices and communications to

Jeffrey C. Miller, Esq. Assistant General Counsel Northeast Utilities Service Company P.O. Box 270 Hartford, CT 06141-0270 (860) 665-3532 millejc@nu.com	Patricia C. Cosgel Assistant Treasurer- Finance Northeast Utilities Service Company P.O. Box 270 Hartford, CT 06141-0270 (860) 665-3258 cosgepc@nu.com

The Application/Declaration in this file, as heretofore amended, is further amended as follow:

ITEM 1

DESCRIPTION OF PROPOSED TRANSACTION

BACKGROUND

1.

Northeast Utilities (“NU”), a public utility holding company registered under the Public Utility Holding Company Act of 1935, as amended (the “Act”), located at One Federal Street, Springfield Massachusetts, 01105; Yankee Energy System, Inc. (“YES”), a public utility holding company subsidiary of NU, exempt from registration under the Act, and Northeast Utilities Service Company, NU’s service company subsidiary, both located at 107 Selden Street, Berlin, CT 06037; NU’s direct and indirect public utility subsidiaries, The Connecticut Light and Power Company ("CL&P") and Yankee Gas Services Company (“Yankee Gas”), located at 107 Selden Street, Berlin, CT 06037,  Western Massachusetts Electric Company, located at One Federal Street, Springfield Massachusetts, 01105, ("WMECO" and with CL&P and Yankee Gas, the “Utility Borrowers”), Public Service Company of New Hampshire, located at Energy Park, 780 North Commercial Street, Manchester, NH 03101 (“PSNH”), and Holyoke Water Power Company (“HWP”), located at 107 Selden Street, Berlin, CT 06037; and NU’s direct and indirect nonutility subsidiaries, Northeast Nuclear Energy Company, The Rocky River Realty Company, The Quinnehtuk Company, Properties, Inc., Yankee Energy Financial Services Company, Yankee Energy Services Company, NorConn Properties, Inc., NU Enterprises, Inc., Northeast Generation Company, Northeast Generation Services Company, E. S. Boulos Company, Woods Electrical Company, Inc., Woods Network Services, Inc., Select Energy, Inc. and Mode 1 Communications, Inc., all located at 107 Selden Street, Berlin, CT 06037, North Atlantic Energy Corporation , located at 780 North Commercial Street, Manchester, NH 03101, Select Energy New York, Inc., located at 507 Plum Street, Syracuse, NY 13204 and Select Energy Services, Inc., located at 24 Prime Parkway, Natick, MA 01760 (all collectively, the “Applicants”) submit this amendment to the application/declaration in this File (the "Amendment") pursuant to Sections 6(a) and 7 of the Act with respect to the increase of short-term debt authorizations granted by the Commission and the deletion of the “Investment Grade Conditions” on the issuance of debt contained in a prior Commission order.

2.

By order dated June 30, 2004 (HCAR No. 35-27870) issued by the Commission in this File No. 70-9755 (the “2004 Order”), the Commission, among other things, granted authority for NU to issue and sell notes or commercial paper to unaffiliated third parties to evidence short-term debt through June 30, 2007 ("Authorization Period") up to  $450 million, subject to the Investment Grade Conditions (as described below) and for NU to engage in interest rate hedges through the Authorization Period.  The 2004 Order also authorized the continued operation of the NU Money Pool through the Authorization Period, and approved a Money Pool borrowing limit for HWP of $10 million.

3.

The Applicants now seek authorization as follows: to increase the amount of  short-term debt that NU may incur through the Authorization Period from $450 million to $500 million; to delete the Investment Grade Conditions on issuance of certain securities by NU, YES and the Utility Borrowers; and to increase HWP’s Money Pool limit from $10 million to $35 million. No further authorizations are being requested by this Amendment and all other terms and conditions in the 2004 Order remain applicable.

DESCRIPTION OF THE APPLICANTS

4.

NU is a registered holding company under the Act and is the parent company of the Northeast Utilities system (the NU system). The NU system furnishes franchised retail electric service to over 1.8 million customers in 420 cities and towns in Connecticut, New Hampshire and western Massachusetts through three of NU's wholly-owned electric utilities under the Act, CL&P, PSNH and WMECO.  CL&P, PSNH and WMECO furnish retail franchise electric service in 149, 201 and 59 cities and towns in Connecticut, New Hampshire and Massachusetts, respectively. CL&P provides retail franchise service to approximately 1.2 million customers in Connecticut, PSNH provides retail service to approximately 450,000 customers in New Hampshire and WMECO serves approximately 200,000 retail customers in Massachusetts. The NU system also furnishes franchised retail natural gas service in a large part of Connecticut through Yankee Gas, a gas utility under the Act, owned by YES, a public utility holding company subsidiary of NU exempt from registration under the Act by section 3(a)(1),  Yankee Gas is the largest natural gas distribution company in Connecticut serving approximately 192,000 residential, commercial and industrial customers in 71 cities and towns in Connecticut, including large portions of the central and southwest sections of the state.  Holyoke Water Power Company, although not an electric utility under Massachusetts state law, owns approximately 147 mw of coal-fired generation in Holyoke, MA and is an electric utility under the Act.   NU also owns, directly or indirectly, various non-utility companies, including, NU Enterprises, Inc., the system’s nonutility holding company, Northeast Generation Company (“NGC”), an exempt wholesale generator, Select Energy Services, Inc., an energy services company acquired pursuant to Commission Order, and Northeast Generation Services Company and Select Energy, Inc. (“Select Energy”), companies formed pursuant to Rule 58 under the Act. On March 9, 2005, NU announced that it had completed its previously announced comprehensive review of its competitive energy businesses and that it had decided to exit the wholesale marketing business and divest its competitive energy services business.  NU will retain its competitive generation and retail energy marketing businesses.

EXTERNAL SHORT-TERM DEBT OF NU

5.

The 2004 Order authorized NU, YES and the Utility Borrowers to issue short-term debt securities up to their respective short term debt limits subject to the Investment Grade Conditions. NU was authorized to issue up to an aggregate of $450 million of short-term debt at any one time outstanding through the Authorization Period.  Under the 2004 Order, NU, YES and the Utility Borrowers committed that, apart from the securities issued for the purpose of funding money pool operations, no securities would be issued in reliance upon the 2004 Order during the Authorization Period, unless: (i) the security to be issued, if rated, is rated investment grade; (ii) all outstanding securities of the issuer that are rated are rated investment grade; and (iii) all outstanding securities of NU and YES that are rated, are rated investment grade (the “Investment Grade Conditions”).

6.

In this Amendment, NU seeks an order of the Commission increasing the amount of external short-term debt that it may issue and sell from time to time during the Authorization Period from $450 million to an aggregate principal amount at any time outstanding not to exceed $500 million and NU, YES and the Utility Borrowers seek the deletion of the Investment Grade Conditions.  Management believes that an increase in NU’s short-term debt limit is necessary at this time to continue to support the credit and liquidity requirements of its regulated and competitive businesses. NU also needs the additional liquidity to  meet possible near term, temporary cash needs associated with exiting its wholesale competitive energy business, such as for cash payments to buy out or buy down certain wholesale contracts. In addition, a number of Select Energy's energy contracts require the posting of additional collateral in the form of cash or letters of credit in the event NU's credit ratings were to decline, and in increasing amounts dependent upon the severity of the decline.  Were NU's unsecured ratings to decline to sub-investment grade, Select Energy could, under its present contracts, be asked to provide, as of

March 31, 2005, approximately $500 million of collateral or letters of credit to various unaffiliated counterparties and approximately $154 million to several independent system operators and unaffiliated local distribution companies, which management believes NU would currently be able to provide. In addition, Standard and Poor's, a nationally recognized statistical rating agency, has imposed reporting requirements industry-wide for its new liquidity tests.  Standard and Poor’s liquidity tests demonstrate that NU needs additional credit capacity to support its businesses in the event of certain hypothetical adverse developments affecting forward prices of energy commodity products and credit ratings.

7.

As stated in the Application, external short-term debt issued by NU has taken and may take a variety of forms, including commercial paper issuances and/or unsecured notes with banks or other institutional lenders under credit facilities on terms that are generally available to borrowers with comparable credit ratings.  All short-term debt issued by NU will have maturities of less than one year from the date of issuance.  NU will not issue any secured debt.  Commercial paper issued by NU hereunder may be issued manually or through The Depository Trust Company in the form of book entry notes in denominations of not less than $50,000 of varying maturities.  Such commercial paper would typically be sold to dealers at the discount rate prevailing at the date of issuance for commercial paper of comparable quality and maturities sold to commercial paper dealers generally.  It is expected that the dealers acquiring the commercial paper will reoffer it at a discount to corporate and institutional investors.  No commercial paper will be issued by NU unless the issuer believes that the effective interest cost to it will be equal to or less than the effective interest rate at which it could issue short-term notes in an amount at least equal to the principal amount of such commercial paper.  The commercial paper will be publicly issued and sold without registration under the Securities Exchange Act of 1933 in reliance upon one or more applicable exemptions from registration thereunder.

8.

The effective cost of money on all external short-term debt of NU will not exceed competitive market rates available at the time of issuance for securities having the same or reasonably similar terms and conditions issued by companies of comparable credit quality, provided that in no event will the effective cost of capital exceed 300 basis points over the comparable term London Interbank Offered Rate.  Issuance expenses in connection with any non-competitive offering of short-term debt will not exceed 5% of the principal amount thereof.  Specific terms of any short-term debt will be determined by NU at the time of issuance and will comply in all regards to the parameters of financing authorizations set forth above.  A copy of any new note or loan agreement executed pursuant to this Authorization will be filed under cover of the next quarterly report under Rule 24.  Subject to the $500 million limit, NU intends to renew and extend outstanding short-term debt as it matures, to refund such short-term debt with other similar short-term debt, to repay such short-term debt or to increase the amount of their short-term debt from time to time through the Authorization Period.

INVESTMENT GRADE CONDITIONS

9.

In a recent order issued by the Commission under the Act (Pepco Holdings, Inc., HCAR No. 27991, June 30, 2005), the Commission modified the investment grade conditions applicable to the issuance of securities by holding companies and their public utility subsidiaries. Among the modifications made in that Order, the Commission made the investment grade conditions inapplicable to the issuance of short-term debt.  Accordingly, because the 2004 Order only authorizes the issuance by NU and the Utility Borrowers of short-term debt and interest rate hedges, NU and the Utility Borrowers request that the Commission delete the Investment Grade Conditions as they believe that the Investment Grade Conditions contained therein are inapplicable.

10.

NU commits that at all times during the Authorization Period, it will maintain common equity (as reflected in the most recent Form 10-K and Form 10-Q filed with the Commission) of at least 30% of its consolidated capitalization. The term “consolidated capitalization” is defined to include, where applicable, common stock equity (comprised of common stock, additional paid in capital, retained earnings, accumulated other comprehensive income or loss and/or treasury stock), minority interests, preferred stock, preferred securities, equity linked securities, long-term debt, short-term debt and current maturities, with the term “debt” deemed to include rate reduction bonds and rate reduction certificates.

NU’s CURRENT FINANCIAL CONDITION

11.

As of March 31, 2005, NU’s consolidated capitalization consisted of 31.4% common equity, 1.7% preferred stock, 21.6% of Rate Reduction Bonds <FN1>, and 45.3% long-term and short-term debt.  When the impact of Rate Reduction Bonds is excluded, NU’s consolidated capitalization as of March 31, 2005 consisted of 40.1% common equity, 2.1% preferred stock and 57.8% debt.

USE OF PROCEEDS

12.

The use of proceeds from the short-term debt of NU authorized by the Commission pursuant to this Amendment will be the same as set forth in the Application: proceeds will be used for (i) general corporate purposes, including investments by and capital expenditures of NU and its subsidiaries, including, without limitation, the funding of future investments in exempt wholesale generators (“EWG”), Foreign Utility Companies (“FUCO”) (each to the extent permitted under the Act or Commission order), Rule 58 Subsidiaries (to the extent permitted under the Act or Commission order), and exempt telecommunications companies (“ETC”), (ii) the repayment, redemption, refunding or purchase by NU or any subsidiary of any of its own securities from non-affiliates pursuant to Rule 42, and (iii) financing working capital requirements of NU and its subsidiaries.

13.

NU represents that no financing proceeds will be used to acquire the securities of, or other interests in, any company unless such acquisition has been approved by the Commission in this or a separate proceeding or is in accordance with an available exemption under the Act or rules thereunder, including Sections 32 and 33 and Rules 53, 54 and 58.  NU states that the aggregate amount of proceeds of financing approved by the Commission in this proceeding used to fund investments in EWGs and FUCOs will not, when added to NU’s "aggregate investment" (as defined in Rule 53) in all such entities at any point in time, exceed 50% of NU’s average "consolidated retained earnings" (also as defined in Rule 53), except as permitted and authorized by the Commission.<FN2>   Further, NU represents that proceeds of financing utilized to fund investments in Rule 58 Subsidiaries will adhere to the limitations of that rule or Commission Order.<FN3>

HWP’S MONEY POOL INCREASE

14.

HWP has embarked on a capital spending program which will require it, among other things, to install additional pollution control equipment at its Mt. Tom generating facility.  This program, expected to cost approximately $17 million, plus contingencies and other requirements associated with ongoing remediation of site contamination at Mt. Tom, necessitates an increase in HWP’s borrowing capacity. It has no external sources of funds at present and is close to its authorized Money Pool limit. The Money Pool represents an economic alternative for HWP’s short-term funding needs. These needs require an increase in HWP’s Money Pool limit from $10 million to $35 million.

ITEM 2

FEES, COMMISSIONS AND EXPENSES

1.

In addition to fees associated with specific borrowing or issuances of commercial paper as set forth in Item 1 above, the fees, commissions and expenses of the Applicants expected to be paid or incurred, directly or indirectly, in connection with this Amendment is as follows:

Northeast Utilities Service Company
(Legal, Financial, Accounting and
Other Services)	Not in excess of $10,000

ITEM 3

APPLICABLE STATUTORY PROVISIONS

1.

The Applicants believe that Sections 6 and 7 of the Act are applicable to the transactions contemplated by this Amendment.

ITEM 4

REGULATORY APPROVALS

1.

No regulatory approvals, other than those of the Commission requested herein, are  required for the proposed activities for which Commission authorization is sought herein.

ITEM 5

PROCEDURE

1.

The Applicants hereby request that the Commission publish a notice under Rule 23 with respect to the filing of this Application as soon as practicable and that the Commission's order be issued as soon as possible.  A form of notice suitable for publication in the Federal Register is attached hereto as Exhibit H.4.  The Applicants respectfully request the Commission's approval, pursuant to this Application, of all transactions described herein, whether under the sections of the Act and Rules thereunder enumerated in Item 3 or otherwise.  It is further requested that the Commission issue an order authorizing the transactions proposed herein at the earliest practicable date.  Additionally, the Applicants (i) request that there not be any recommended decision by a hearing officer or by any responsible officer of the Commission, (ii) consent to the Office of Public Utility Regulation within the Division of Investment Management assisting in the preparation of the Commission's decision, and (iii) waive the 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective, since it is desired that the Commission's order, when issued, become effective immediately.

OTHER MATTERS

1.

Except in accordance with the Act, neither NU nor any subsidiary thereof (a) has acquired an ownership interest in an EWG or a FUCO, as defined in Sections 32 and 33 of the Act, or (b) now is or as a consequence of the transactions proposed herein will become a party to, or has or will as a consequence of the transactions proposed herein have a right under, a service, sales, or construction contract with an EWG or a FUCO. None of the proceeds from the transactions proposed herein will be used by NU and its subsidiaries to acquire any securities of, or any interest in, an EWG or a FUCO.

2.

NU currently meets all of the conditions of Rule 53(a), except for clause (1). At March 31, 2005, NU's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $448.2 million, or approximately 54.8% of NU's average "consolidated retained earnings," also as defined in Rule 53(a)(1), for the four quarters ended September 30, 2004 ($817.8 million). With respect to Rule 53(a)(1), however, the Commission has determined that NU's financing of its investment in EWGs in an amount not to exceed $1 billion  would not have either of the adverse effects set forth in Rule 53(c). (See the 2004 Order). NU continues to assert that its EWG investments will not adversely affect the System.

3.

In addition, NU and its subsidiaries are in compliance and will continue to comply with the other provisions of Rule 53(a) and (b), as demonstrated by the following determinations:

   (i)

NGC, NU's only EWG, maintains books and records, and prepares financial statements, in accordance with Rule 53(a)(2). Furthermore, NU has undertaken to provide the Commission access to such books and records and financial statements, as it may request;

   (ii)

No employees of NU's public utility subsidiaries have rendered services to NGC;

   (iii)    NU has submitted (a) a copy of each Form U-1 and Rule 24 certificate that has been filed with the Commission under Rule 53 and (b) a copy of Item 9 of the Form U5S and Exhibits G and H thereof to each state regulator having jurisdiction over the retail rates of NU's affected public utility subsidiaries;

   (iv)    Neither NU nor any subsidiary has been the subject of a bankruptcy or similar proceeding unless a plan of reorganization has been confirmed in such proceeding;

    (v)

NU's average CREs for the four most recent quarterly periods have not decreased by 10% or more from the average for the previous four quarterly periods; and

    (vi)   In the previous fiscal year, NU did not report operating losses attributable to its investment in EWGs/FUCOs exceeding 3 percent of NU's consolidated retained earnings.

4.

The proposed transactions, considered in conjunction with the effect of the capitalization and earnings of NU's EWG, would not have a material adverse effect on the financial integrity of the NU system, or an adverse impact on NU's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers. The 2004 Order concerning EWG investments was predicated, in part, upon an assessment of NU's overall financial condition which took into account, among other factors, NU’s consolidated capitalization, the growth of consolidated retained earnings and credit ratings. NU's current EWG investment, NGC (it has no FUCO investment) has been profitable for all quarterly periods since its acquisition in March 2000.

5.

The consolidated capitalization ratios of NU as of March 31, 2005, with consolidated debt including all short-term debt and non-recourse debt of the EWG, were as follows:

	As of March 31, 2005 (Thousands of dollars)%

Common shareholder's equity	$2,171,377	31.4
Preferred stock	116,200	1.7
Long-term and short-term debt	3,134,301	45.3
Rate reduction bonds	1,496,152	21.6
Total	$6,918,030	100.0%

         If Rate Reduction Bonds are excluded the consolidated capitalization ratio of NU as of March 31, 2005 is as follows:

	As of March 31, 2005 (Thousands of dollars)%

Common shareholder's equity	$2,171,373	40.1
Preferred stock	116,200	2.1
Rate reduction bonds	3,134,301	57.8
Total	$5,421,874	100.0%

6.

NU's only EWG investment, NGC, (it has no FUCO investment) has been profitable for all quarterly periods ending June 30, 2000 through March 31, 2005 (NGC was acquired in March 2000).  In addition, NGC has made a positive contribution to earnings by contributing $155.1 million in revenues in the 12-month period ending March 31, 2005 and net income of $41.2 million for the same period.

ITEM 6

EXHIBITS AND FINANCIAL STATEMENTS

1.

The following exhibits and financial statements are filed herewith.

(a)

Exhibits

H.4

Form of Notice (previously filed)

(b)

Financial Statements

1.

Northeast Utilities Consolidated Balance Sheets, as  of December 31, 2003, Consolidated  Statements of Income and Statement of Retained Earnings for the 12 months ended December 31, 2003 and Statement of Capitalization as of December 31, 2003 (incorporated by reference to NU Annual Report on Form 10K for the year ended December 31, 2003 filed with the Commission, File No. 1-5324).

2.

Northeast Utilities Consolidated Balance Sheets, as  of March 31, 2004, June 30, 2004 and September 30, 2004, Consolidated  Statements of Income and Statement of Retained Earnings for the 3 months periods ended March 31, 2004, June 30, 2004 and September 30, 2004, and Statement of Capitalization as of March 31, 2004, June 30, 2004 and September 30, 2004 (incorporated by reference to NU Quarterly Report on Form 10-Q for the period ended March 31, 2004, June 30, 2004  and September 30, 2004 filed with the Commission, File No. 1-5324).

3.

Northeast Utilities Consolidated Balance Sheets, as  of December 31, 2004, Consolidated  Statements of Income and Statement of Retained Earnings for the 12 months ended December 31, 2004 and Statement of Capitalization as of December 31, 2004 (incorporated by reference to NU Annual Report on Form 10K for the year ended December 31, 2004 filed with the Commission, File No. 1-5324).

4.

Northeast Utilities Consolidated Balance Sheet, as  of March 31, 2005, Consolidated  Statement of Income and Statement of Retained Earnings for the 3 months periods ended March 31, 2005, and Statement of Capitalization as of March 31, 2005, (incorporated by reference to NU Quarterly Report on Form 10-Q for the period ended March 31, 2005, filed with the Commission, File No. 1-5324).

ITEM 7

INFORMATION AS TO ENVIRONMENTAL EFFECTS

1.     None of the matters that are the subject of this Application involve a "major federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act.  None of the proposed transactions that are the subject of this Application will result in changes in the operation of the Applicants that will have an impact on the environment.  The Applicants are not aware of any federal agency which has prepared or is preparing an environmental impact statement with respect to the transactions proposed herein.”

[SIGNATURE PAGE TO FOLLOW]

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Applicants have duly caused this Application-Declaration to be signed on their behalf by the undersigned thereunto duly authorized.

August 22, 2005

Northeast Utilities

Northeast Utilities Service Company

The Connecticut Light and Power Company

Western Massachusetts Electric Company

Public Service Company of New Hampshire

North Atlantic Energy Corporation

Holyoke Water Power Company

Northeast Nuclear Energy Company

Yankee Energy System, Inc.

Yankee Gas Services Company

The Rocky River Realty Company

The Quinnehtuk Company

NU Enterprises, Inc.

Northeast Generation Company

Northeast Generation Service Company

Properties, Inc.

Woods Electrical Co., Inc.

Woods Network Services, Inc.

E. S. Boulos Company

Select Energy, Inc.

Select Energy New York, Inc.

Mode 1 Communications, Inc.

Select Energy Services, Inc.

Yankee Energy Financial Services Company

Yankee Energy Services Company

NorConn Properties, Inc.

By: /s/ Patricia C. Cosgel
Name: Patricia C. Cosgel Title: Assistant Treasurer-Finance Northeast Utilities Service Company as Agent for all of the above-named Applicants

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

<FN1>   Rate Reduction Bonds (including Rate Reduction Certificates) are state-authorized bonds issued by special purpose entities formed by CL&P, WMECO and PSNH, respectively, and are non-recourse to each respective utility.

<FN2>  The Commission has, by order dated July 2, 2004 (HCAR No. 27868A), authorized NU to invest an amount not to exceed $1 billion in exempt wholesale generators.

<FN3>   The Commission has, by order dated July 2, 2004 (HCAR No. 27868A), authorized NU to invest up to $500 million in excess of the Rule 58 limitations in Rule 58 companies.



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